Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Fiscal Year Ended January 31,
	2008	2009	2010
Loss before income taxes	$(48,046)	$(350,930)	$(31,727)
Interest expense (i)	47,535	32,515	28,446
Amortization and write-off of debt issuance costs (ii)	1,111	2,070	2,158
Goodwill impairment and impairment of other intangibles	—	326,677	6,828
Portion of rentals deemed to be interest (iii)	2,118	2,209	1,822

Income available for fixed charges	$2,718	$12,541	$7,527

Fixed charges:
Interest expense (i)	$47,535	$32,515	$28,446
Amortization and write-off of debt issuance costs (ii)	1,111	2,070	2,158
Portion of rentals deemed to be interest (iii)	2,118	2,209	1,822

Total fixed charges	$50,764	$36,794	$32,426

Ratio of earnings to fixed charges	0.1 x	0.3 x	0.2 x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes and excluding goodwill impairment and impairment of other intangibles plus fixed charges. Fixed charges consist of (i) interest expense including gain on early extinguishment of debt, (ii) amortization and write-off of debt issuance costs, and (iii) that portion of rental expense we estimate to be representative of interest. Earnings would not have been sufficient to cover fixed charges by $48.0 million, $24.3 million and $24.9 million for the fiscal years ended January 31, 2008, 2009 and 2010, respectively.